Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.faegredrinker.com

September 22, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Foor

David Orlic

Re:	Partners Group Private Income Opportunities, LLC (the “Fund” or the “Registrant”)

Preliminary Proxy Statement

Response to Comment

(File Nos. 333-238474 and 811-23188)

Dear Messrs. Foor and Orlic:

On behalf of the Registrant, we are writing to you to respond to the comment that you provided on September 18, 2020, relating to our prior responses to your comments on the Fund’s Preliminary Proxy Materials (the “Proxy Statement”) filed on August 19, 2020. For your convenience, your comment is repeated below in bold, and our response follows the comment. Capitalized terms used and not defined herein have the meaning ascribed to them in the Proxy Statement.

Comment: We note your response to our comment relating to Rule 13e-3. Without addressing the argument in the response relating to Rule 13e-3(b), a Schedule 13e-3 is required to be filed pursuant to Rule 13e-3(c) if the target is an issuer subject to the reporting requirements of Section 15(d) under the 1934 Act. We note that neither Section 30(d) of the 1940 Act nor the rules promulgated thereunder exempt funds from compliance with Section 15(d) under the 1934 Act. See, e.g., p. 101 of SEC Release No. 34-88606 ("The Commission proposed to require registered CEFs that are reporting companies under Section 13(a) or Section 15(d) of the Exchange Act to report current information on Form 8-K."). Accordingly, please file a Schedule 13e-3 with respect to this transaction or demonstrate how the targets reporting obligation under Section 15(d) has been suspended or is eligible for suspension.

Response: The Registrant notes that its reporting obligations under Section 15(d) of the 1934 Act are and have been suspended because the Registrant's shares are held of record by less than the threshold amount of record holders specified in Section 15(d) of the 1934 Act for an issuer to eligible for a suspension of its reporting obligations. Section 15(d) of the 1934 Act states in relevant part:

The duty to file under this subsection shall also be automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class, other than any class of asset-backed securities, to which the registration statement relates are held of record by less than 300 persons, or, in the case of bank [71] or a bank holding company, as such term is defined in section 2 of the Bank Holding Company Act of 1956 (12 U.S.C. 1841), 1,200 persons. [72] For the purposes of this subsection, the term ‘‘class’’ shall be construed to include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.

The Registrant's fiscal year ends March 31. The Registrant's registration statement on Form N-2 was declared effective by the Commission on May 18, 2017. The Registrant's current fiscal year began on April 1, 2020. The Registrant's registration statement relates to Class A Shares and Class I Shares (together, "Shares"). The Registrant's Class A Shares and Class I Shares are of a substantially similar character and the holders of Class A Shares and Class I Shares enjoy substantially similar rights and privileges. As of the beginning of the Registrant's current fiscal year, there was 1 record holder of Class A Shares and 178 record holders of Class I Shares, for a total of 179 record holders of Shares of the Registrant. Accordingly, the Registrant's reporting obligation under Section 15(d) has been suspended since at least the beginning of the Registrant's current fiscal year because there are less than 300 persons that hold of record the class of securities to which the Registrant's registration statement relates.

* * * * *

Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959, or, in my absence, to David Williams at (312) 569-1107.

Very truly yours,

/s/ Joshua B. Deringer
Joshua B. Deringer